UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number:	0-15949

(Check one):	☒ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q and 10-QSB	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BROADCASTER, INC.
Full Name of Registrant

International Microcomputer Software, Inc.
Former Name if Applicable

9201 Oakdale Avenue, Suite 200
Address of Principal Executive Office (Street and Number)

Chatsworth, CA 91311
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant completed two major financial transactions in the final month of the fiscal year ended June 30, 2006. Due to the size and complexity of these transactions, the registrant is unable to file its Annual Report on Form 10-KSB in a timely manner without unreasonable effort or expense.

(Attach Extra Sheets if needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Blair Mills	(818)	206-0598
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s previous Annual Report on Form 10-KSB for the year ended June 30, 2005 reflected the Allume business, which was sold on July 1, 2005, as a discontinued operation. On June 9, 2006, the registrant completed the sale of substantially all of the assets of the Precision Design business, which business will be reflected as a discontinued operation in the subject report. The registrant has not yet completed the preparation of its financial statements for fiscal year 2006. However, its results from continuing operations will be impacted by the acquisition of AccessMedia Networks Inc. on June 1, 2006 and the continued growth of the Houseplans business, including the acquisition of Weinmaster Homes Ltd. on July 1, 2005.

For the year ended June 30, 2006, the Company expects to report net income of approximately $714,000, or $.02 per share, as compared to a net loss of approximately $1,754,000, or $.06 per share, for the year ended June 30, 2005. Due to the reclassification of Precision Design as a discontinued operation, the Company expects the results of operations for the years ended June 30, 2006 and June 30, 2005 to reflect the following: (i) loss from continuing operations of approximately $1,116,000 and $478,000, respectively, (ii) loss from discontinued operations of approximately $3,004,000 and $3,311,000, respectively, and (iii) gain on sale of discontinued operations of approximately $4,834,000 and $2,035,000, respectively.

All statements included in this Form 12b-25, Notification of Late Filing, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on the registrant’s current expectations, estimates and projections about the registrant’s industry and business, management’s beliefs, and certain assumptions made by the registrant, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, the registrant’s actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Our Annual Report on Form 10-KSB, subsequent Quarterly Reports on Form 10-QSB, recent Current Reports on Form 8-K, and other SEC filings discusses important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. We undertake no obligation to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law.

BROADCASTER, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 28, 2006	By	/s/ Blair Mills
Blair Mills
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).